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Davis Polk & Wardwell LLP         212 450 4000 tel

450 Lexington Avenue

New York, NY 10017

May 5, 2021

Re:	VG Acquisition Corp.

Registration Statement on Form S-4

Submitted March 26, 2021

File No. 333-254772

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Sir or Madam,

On behalf of our client, VG Acquisition Corp., a Cayman Islands exempted company (the “Company” or “VGAC”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated April 7, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1 “) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and marked copies of Amendment No. 1 showing the changes to the Registration Statement submitted on March 26, 2021.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments, as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Registration Statement on Form S-4

What are the U.S. federal income tax consequences of the Domestication Proposal, page xix

1.

We note your response to comment 1. Please revise to delete the phrase “Assuming that the Domestication so qualifies...” Additionally, revise the “Effects of the Domestication” discussion on page 159 to specifically state, if accurate, that it is Davis Polk & Wardwell

Office of Life Sciences U.S. Securities and Exchange Commission	2	May 5, 2021

LLP’s opinion that the Domestication will qualify as an F Reorganization for U.S. federal income tax purposes and that the Domestication includes the impacts of the business combination. Describe any factors making it “not possible to predict whether the IRS or a court considering the issue would take a contrary position.”

Response:	In response to the Staff’s comment, the Company has deleted the phrase and revised the disclosure on page 161 of Amendment No. 1.

23andMe’s ability to use its net operating loss and research and development credit carryforwards may be subject to limitations, page 40

2.	We note your response to comment 7. Please estimate the applicable long-term, tax- exempt rate and describe the applicable additional adjustments.

Response:	The Company has revised the disclosure on pages 42 of Amendment No. 1 to include an estimate of the applicable long-term, tax-exempt rate and a description of the applicable additional adjustments.

Business Combination Proposal

The Merger Agreement, page 86

3.	We note your response to our prior comment number 8. Please quantify the value of the Share Conversion Ratio that is being used as the assumed value throughout the registration statement.

Response:	The Company acknowledges the Staff’s comment and in response has added to its disclosure on page 89 of Amendment No. 1.

Background to the Business Combination, page 91

4.	We note your response to our prior comment number 13. Please revise to state, on a company-by-company basis, why and when discussions ended with the six potential candidates mentioned on page 93.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 94-95 of Amendment No. 1.

Governing Documents Proposal C - Approval of Other Changes in Connection with Adoption of the Proposed Governing Documents, page 122

5.

We note your response to our prior comment number 17. Please revise your request that shareholders approve “all other changes necessary or, as mutually agreed in good faith by VGAC and 23andMe, desirable in connection with the replacement of the Existing Governing Documents with the Proposed Certificate of Incorporation and Proposed Bylaws as part of the Domestication” to instead make clear that you are only referring to immaterial changes and that all material changes are being presented for a vote.

Office of Finance U.S. Securities and Exchange Commission	3	May 5, 2021

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 124 of Amendment No. 1.

Information about 23andMe

Overview, page 205

6.	We note your response to our prior comment number 19, which we reissue in part: Please revise the description of the GSK Agreement on page 210 to provide the following:

•	the post-termination rights of each party with respect to any of the 40 drug targets

•	jointly identified;

•	duration of any royalty term;

•	any amounts paid or received to date; and

•	termination provisions.

Additionally, on page 210 you state that rights extend beyond the Discovery Term and may be used for specified other purposes by each party. Please describe the rights that can extend beyond the Discovery Term and the purposes for which a party may use such rights.

Response:

The description of the GSK Agreement on pages 211-212 of Amendment No. 1 has been updated to address the Staff’s comment. Additionally, the Company has provided a description of the rights that can extend beyond the Discovery Term and the purposes for which a party may use such rights.

Our Market Opportunity, page 215

7.

We note your response to our prior comment number 23, in which you say you revised page 223 to include additional information regarding the target indications identified in 23andMe’s preclinical programs. We were unable to locate such revisions, please revise to provide information regarding the target indications for the preclinical programs. Additionally, with respect to the 40+ early stage programs, we note that you have identified 4 therapeutic areas. Please identify your other material therapeutic areas of study or delete the reference to “40+.” Additionally, provide a textual discussion of the current status and activities in each of the material therapeutic areas.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 225-226 of Amendment No. 1 to include the requested additional information relating to the target indications identified in 23andMe’s preclinical programs and added

Office of Life Sciences U.S. Securities and Exchange Commission	4	May 5, 2021

discussion regarding the current status and activities in each of the material therapeutic areas. The Company also revised the graphic on page 221 of Amendment No. 1 to delete the reference to “40+.”

Intellectual Property, page 224

8.

We note your response to our prior comment number 25. Please revise page 224 to provide the specific products, product groups and technologies to which such patents relate and the specific foreign jurisdictions covered.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 225-226 of Amendment No. 1 to provide the specific products, product groups and technologies to which such patents related. The Company has also included the requested disclosure regarding the foreign jurisdictions.

Critical Accounting Policies and Estimates

Revenue Recognition, page 265

9.	Please walk us through a typical consumer service transaction. In your response please address the following:

•	Tell us how you determined that the initial reports are distinct from the update reports.

•	Tell us the amount that is allocated to the initial reports versus the update reports in a typical transaction with a consumer. Please tell us how this was determined.

•

You disclose that update reports are recognized over time where that time period is described as “estimated life of a consumer” which is estimated to be three months for ancestry report updates and twelve months for health report updates. Tell us how you determined the estimated life of a consumer for each report update. In your response tell us how long each customer receives report updates.

Response:	The Company respectfully advises the Staff that a typical consumer service transaction for one of 23andMe’s Personal Genome Service products (PGS) would occur in the manner set forth below.

•	Customer order. A customer orders either the Health + Ancestry PGS or Ancestry PGS directly from 23andMe’s website or app, or through Amazon.

•

Delivery of saliva collection kit. When an order is received, 23andMe sends the customer (or the person to whom the PGS was gifted) a package that includes a saliva collection kit, instructions for using the kit, a return package to use to send the saliva sample to the lab for processing, and instructions for registering the kit.

•

Initial report. The saliva sample is processed by the lab, which then sends the genetic data to 23andMe for analysis. 23andMe generates a report (referred to as an “initial report”) which contains (i) for the Health + Ancestry PGS,

Office of Finance U.S. Securities and Exchange Commission	5	May 5, 2021

information on the customer’s genetic health risks, carrier status, and other health-related information, plus information on ancestry and traits, and (ii) for the Ancestry PGS, information on the customer’s genetic ancestry and traits. 23andMe sends the customer an email notification that the report is available on 23andMe’s website or app. This generally takes approximately 2-4 weeks from the date on which the saliva collection kit is received by the lab, but the timing may vary.

•

Update reports. If a customer does not cancel the account, updates (referred to as “update reports”) are made available to the customer from time to time, at 23andMe’s discretion. Updates result from new insights that 23andMe discovers from its research. An example would be a new health predisposition report that would advise Health + Ancestry customers with active accounts whether their genetics would indicate a higher, lower or average risk for developing a particular disease or condition. An Ancestry update report may provide the customer with more specific information with regard to the geographical regions of ancestry.

23andMe has determined that an initial report is distinct from any update reports because (i) the initial report is useful to the customer on a standalone basis; (ii) the initial report is separately identifiable from the update reports; and (iii) update reports are accretive and do not transform the information in the initial report.

23andMe determines the amount to be allocated to the initial reports versus the update reports in the following manner:

•

23andMe considers the initial report to be a separate performance obligation distinct from the update reports, and allocates the transaction price to each performance obligation on a relative standalone selling price (SSP) basis. The SSP is the price at which 23andMe would sell a promised product or service separately to a customer.

•

23andMe’s sale of a Health + Ancestry PGS or Ancestry PGS on a standalone basis is its best estimate of SSP for the initial report. The initial report provides independent standalone value to the customer, and update reports are not provided on any particular basis or with respect to any particular type of information.

•	23andMe allocates 96% of the price charged for the Health+ Ancestry PGS to the initial report, and 99% of the price charged for Ancestry PGS to the initial report.

•

Update reports are not sold on a standalone basis. 23andMe estimates SSP for update reports based upon the tracked direct costs (which are primarily compensation-related) to develop and deliver the respective updates, plus an implied reasonable profit margin. This results in 4% of the price charged for the Health + Ancestry PGS being allocated to the update reports, and 1% of the price charged for the Ancestry PGS being allocated to the update reports.

Office of Life Sciences U.S. Securities and Exchange Commission	6	May 5, 2021

Update reports, to the extent they are furnished by 23andMe, are generally available to customers as long as the customer maintains an active account. 23andMe has determined the estimated life of a customer for Health + Ancestry update reports to be 12 months, and for Ancestry update reports to be 3 months. This determination is based on actual historical average customer login activity after the delivery of the initial reports. The average pattern 23andMe has experienced is that customers log in more frequently in the months immediately following delivery of the initial reports, with fairly rapid tapering thereafter. Customers of Health + Ancestry PGS tend to be more engaged, and to engage for a longer time period; thus, average activity for such customers is longer than for Ancestry-only customers. In addition, the technology 23andMe uses for testing may change (and has changed) over time, so that customers who purchased older versions of the PGS may not receive updates because their DNA samples cannot be tested with our newer technology.

Please do not hesitate to contact me at (212) 450-4736, (212) 701-5736 (fax) or lee.hochbaum@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Lee Hochbaum

Lee Hochbaum

cc:	Via E-mail

Evan Lovell, Director and Chief Financial Officer, VG Acquisition Corp.

James Cahillane, General Counsel and Corporate Secretary, VG Acquisition Corp.

Marlee S. Myers, Morgan, Lewis & Bockius, LLP

Howard A. Kenny, Morgan, Lewis & Bockius, LLP

Celia A. Soehner, Morgan, Lewis & Bockius, LLP